Exhibit 4.42

English Translation

INVESTMENT AGREEMENT

by and among

Guangzhou Jiubang Digital Technology Co., Ltd.

and

Yingming Chang

Guangzhou Jiucai Information Technology Co., Ltd.

Dated November 28, 2014

Investment Agreement

This agreement, dated November 28, 2014, is entered into in Guangzhou, Guangdong Province, China, by and among:

Party A: Guangzhou Jiubang Digital Technology Co., Ltd., (referred to as “Jiubang Digital”) a limited liability company incorporated and existing under the laws of the People’s Republic of China, having its registered address at Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, GuangZhou 510055, China, whose legal representative is Yuqiang Deng;

Party B: Yingming Chang (ID card Number: 622425197409031610)

The Company: Guangzhou Jiucai information Technology Co., Ltd., incorporated and existing under the laws of the People’s Republic of China, having its registered address at Room 1601, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, GuangZhou 510055, China, whose the legal representative is Yingming Chang;

Party A, Party B and the Company shall be referred to collectively as the “Parties” and individually as a “Party”.

WHEREAS:

1. Party A is currently engaging in the Business;

2. Party A and Party B agree to jointly establish Guangzhou Jiucai Information Technology Co., Ltd. to operate the Business independently with Party B being the core management of the Company.

THEREFORE, upon full negotiation of the Parties and according to the Company Law of the People’s Republic of China, the Contract Law of the People’s Republic of China and other relevant laws and regulations, with respect to the incorporation of the Company, the Parties hereby agree as follows.

1. Definition

1.1 The following terms shall have the following meanings as used in this Agreement (unless otherwise required in the context)

“Related party”

(a) For an individual, it refers to:

(i) The spouse, parents and any child or stepchild of such person (hereinafter referred to as “family member”)

(ii) The person and/or his/her family member(s) directly or indirectly owns share capital equity of a company, with 50% or more of the voting rights of the general meeting, or with the most members of the board of directors of the company being controlled, and its subsidiaries or holding company or affiliated entity to the same holding company.

(b) For a company, it refers to 1) its subsidiary(s), holding company(s) and affiliated entities to the same holding company; or any company whose share capital equity is directly or indirectly owned by that company and/or other company collectively, with whose 50% or more of the voting rights of the general meeting being controlled or can be executed by the company and/or other company; or a company which can control the most members of its board of directors.

“Investment” refers to the incorporation of the Company by the Parties according to this Agreement.

“Contribution Percentage” refers to, with respect to each Party, the equity percentage held by such Party in the Company according to this Agreement.

“Confidential Information” refers to any practical technology information and business information of the Company and the Parties of this Agreement, which is exclusive and not known to the public, can bring economic benefits and has been restricted by the Party by taking confidentiality measures, including but not limited to: organizational structure, commercial activities (including financial information, client list and business policies), technologies, issued or unissued software and hardware products, any confidential information related to the market or promotion (including any extract, summary or other information in the form of derivatives) and information related to this transaction, no matter how it is stored and disseminated.

“Law” refers to the laws, administrative regulations, local laws and regulations, administrative rules, judicial interpretations of the People’s Republic of China (excluding Hong Kong SAR, Macao SAR and Taiwan).

“Related Party Transaction” refers to any transaction between the Company and any Party of this agreement, any of its director or Shareholder, or any other Related Party.

“Shareholder” refers to any person who holds the shares in the Company.

“Investment Amount of Party A” refers to RMB 12,000,000 that Party A contributes in the Company as investment amount in total.

“Intellectual Property of Party A” refers to the intellectual properties relevant to the Business registered under the name of Party A, including but not limited to the software copyrights and trademark rights listed in Appendix I.

“Business” refers to the business of lotteries, recommendation of lotteries, software and related information technology service which is operated by Party A prior to the Closing Date.

“Closing Date” refers to December 1st, 2014.

“Total Amount of Transactions” refers to the aggregate transaction amount generated from the Company’s Principal Business from January 1st, 2015 to December 31st, 2015.

“Principal business” refers to software and information technology service related to business of lotteries and recommendation of lotteries that the Company mainly engages in.

“Loss” refers to any loss, damage, and loss of prospect interest, cost and reasonable expense due to specific incidents.

2. Incorporation of the Company and Capital Increase

2.1 Incorporation of the Company

The initial registered capital of the Company is RMB 1,000,000 at its incorporation. The Parties agree, upon the signing of this Agreement, the registered capital of the company shall be increased to RMB 24,490,000, with the equity ratio and amount of contribution of the Parties as follow:

Shareholder	Equity Ratio	Amount of Contribution (ten thousand Yuan)	Form of Contribution
Guangzhou Jiubang Digital Technology Co., Ltd.	49%	1,200	Cash
Yingming Chang	51%	1,249	Intellectual property
	100%	2,449

2.2 Payment of Registered Capital

(a) Within 30 days upon the signing of this Agreement, Party A shall pay the Company the Investment Amount of Party A.

(b) Prior to March 31st, 2015, Party B shall evaluate of its intellectual properties (including but not limited to copyrights of software and trademark) and contribute such intellectual properties into the Company. Party B shall transfer such intellectual properties to the Company within period prescribed above.

(c) If Party A and Party B fully pay their respective contribution according to this Agreement, the Parties shall share the profit and assume the risk and loss of the Company on a pro-rata basis (i.e. Party A: Party B = 49%: 51%, as provided under the Section 2.1 of this Agreement.

(d) If Party A or Party B fails to perform their obligations of capital contribution, or their amount of contribution does not meet the subscribed amount provided under this Agreement, such Party shall complement their amount of contribution within 15 working days upon the expiry date of the proposed contribution; if the subscribed amount cannot be complemented, such Party shall adjust its equity ratio according to the actual amount of contribution, and share the profit and assume the risk and loss of the Company according to the equity ratio after adjustment.

2.3 Capital Verification

The Company shall engage a qualified accounting firm to conduct capital verification on the paid-in capital of Party A and Party B, and submit capital verification report to Party A and Party B.

2.4 Company Registry

Within 30 days upon the signing of this Agreement, the Company shall complete the registration with the Administration of Industry and Commerce relating to the capital increase and equity transfer; and shall submit the new Articles of Association of the Company and the approval materials for such registration to Party A and Party B.

3. The Business, Assets and Personnel Delivery

3.1 Upon the Closing Date, unless otherwise agreed by the Company in writing, Party A undertakes that it shall suspend the Business, terminate any contact or communication related to the Business with relevant clients, suspend using any Intellectual Property of Party A. Party A shall neither participate in any business or service related to the Business or in any entity who has direct or indirect competitive relationship with the Business independently or in the form of joint venture, cooperation, joint operation, either in China or aboard, nor directly invest in any entity that have direct or indirect competitive relationship with the Business. The Business shall be conducted by the Company independently and the Company shall bear the corresponding risks and loss and have relevant benefits.

3.2 Within one year after the Closing Date, if Party A maintains the advertising placement for the promotion of lottery business at its current level, the Company shall pay Party A RMB 6,000,000 as promotion fee (Annual Promotion Expense of 2015) before December 31st, 2015. The promotion fee during the period between December 1st, 2015 and November 30th, 2016 and between December 1st, 2016 and November 30th, 2017 shall be separately determined depending on the promotion resource and position provided by Party A and the income generated from Party A’s original customers.

3.3 The period from the Closing Date to December 31st, 2014 is the business transitional period. During this period, due to the business operation, Party A shall assist the Company to collect the commission of lottery transaction and other income (“Transitional Period Income”), and the Transitional Period Income shall be confirmed before January 15th, 2015 and a Confirmation Letter shall be signed in the same form as the Appendix of this Agreement. The Transitional Period Income shall be directly deducted from the Annual Promotion Expense of 2015 and Party A does not need to pay the Company separately.

3.4 In order to make the business go smoothly for Party B, from the Closing Date to March 31st, 2015, Party A shall grant the Company, free of charge, the exclusive right of its intellectual properties related to the Principal Business that the Company may use when providing related services all over the world.

3.5 Upon the Closing Date, the labor cost of the employees who shall be transferred to the Company as a result of the Closing relating to the Business (“Accepted Employees”) shall be borne by the Company, unless otherwise agreed by the Parties.

3.6 Whereas the Accepted Employees have been working for Party A prior to the Closing Date, the total year-end bonus of RMB 200,000 of the Accepted Employees (“Year-End Bonus”) shall be borne by Party A. Such Year-End Bonus shall be directly ducted from the Annual Promotion Expense of 2015 and Party A does not need to pay any additional amount to the company separately.

4. Operation Target

4.1 Party B undertakes that the Company’s Total Amount of Transactions of 2015 shall reach RMB 120,000,000 (“Operation Target”). Party B and the Company shall use their best efforts to achieve and complete the best operation performance and ensure that the Operation Target of the Company will be achieved.

4.2 In order to motivate the team of Party B to create higher value for the Company, if the audited Total Amount of Transactions of 2015 is equal to or higher than the Operation Target, Party A agrees to reward Party B as follows:

The Current Market Value of the Company RMB 24,490,000 * Growth Rate of Total Amount of Transactions 24% = Amount of Share Award RMB 5,877,600

Party A and Party B agree that the reward shall be paid in form of the Shares held by Party A and the Shares payable shall be calculated according to the current stock value of the Company; namely, the Shares that Party A shall pay to Party B shall be:

Shareholding percentage = Share Incentive Amount RMB 5,877,600/Current Register Capital of the Company RMB 24,490,000

4.3 If the audited Total Amount of Transactions of 2015 is lower than RMB 120,000,000, the Section 4.2 shall not be binding upon the Parties and Party A is not obliged to pay Party B any reward in any form.

4.4 The Parties shall rely on the amount recorded in the audit report issued by a Chinese certified public accountant firm recognized by the Parties when determining the Total Amount of Transactions. The Parties shall engage a Chinese certified public accountant firm to conduct audit on the operation and financial condition of 2015 before March 31st, 2016 and issue an audit report. This audit report shall be the conclusive evidence to determine the actual Total Amount of Transactions of 2015. The audit expense shall be borne by the company.

4.5 The Parties agree that the Shares to be granted by Party A to Party B according to the Section 4.2 of this Agreement shall be transferred to Party B within 1 month after the audit report (as provided in Section 4.4) is issued. Party A shall use its best efforts to assist Party B to complete the share transfer registration and other administrative procedures with the Administration of Industry and Commerce. None of the Parties shall delay, obstruct or refuse the above–mentioned registration for any reason or in any form.

5. Representation and Warranty of the Parties

5.1 Representation and Warranty of Party A

(a) Party A assures that it is eligible and capable and has all necessary authority to enter into this Agreement and to carry out its obligations hereunder. The execution and performance by Party A of this Agreement will not conflict with or result in any violation of any applicable law or any provision of available contracts.

(b) Party A shall fully pay the Investment Amount of Party A in time according to this Agreement.

(c) Party A shall fully undertake liability and obligations arising out of the Business prior to the Closing Date, and undertake all economic losses to the Company resulted from the violation of its liability and/or obligation.

(d) Party A assures that it is the sole legal owner of the Business and Intellectual Property of Party A, and has full right and power. It will not violate any right of the third party for the Closing of the Business from Party A to the Company. From the Closing Date, the Company will not violate any intellectual property rights or other property rights of the third party for the use of the Intellectual Property of Party A.

(e) Prior to the Closing Date, there will be no significant unfavorable change happening to the financial condition, prospect or profit of the Business; there will be no incident, fact or matter happened or is going to happen under the rational expectations that could cause the above mentioned changes. The Business will be operated in its ordinary course.

5.2 Representation and Warranty of Party B and the Company

(a) Party B and the Company assure that each of them is eligible and capable and has all necessary authority to enter into this Agreement and to carry out their obligations hereunder. Once this Agreement is executed, it shall be legal, valid and binding on the Parties.

(b) Party B shall fully pay the registered capital in time according to this Agreement.

(c) The Company shall fully undertake liability and obligations arising out of the Business subsequent to the Closing Date, and undertake all economic losses for the Company resulted from the violation of its liability and/or obligation.

(d) Subsequent to the Closing Date, Party B and the Company shall procure the key employees to enter into various employment-related legal documents with the Company, which shall include relevant provisions on employment relationship, non-competition, non-solicitation, intellectual property transfer and non-disclosure obligations.

(e) Within 2 years upon the entering into this Agreement, unless otherwise agreed by Party A in writing in advance, Party B shall not engage in (either for itself or for others), at any place worldwide, any business that is identical with or similar to the Company’s Principal Business, and shall not, at any place worldwide, act as any position (including but not limited to employee, counsel, management, director) for any enterprises, public institutions, social organizations or entity that engages in the same or similar business with the Company or has competitive relation, supply and marketing or other interest relationship with the Company.

6. Shareholder’s Right

6.1 Seat of the Board of Directors

Party B and the Company undertake that, in the condition that Party A holds the Shares of the Company, if the Company establishes a Board of Directors, Party A shall be entitled to appoint one person to act as the director of the Company.

6.2 Right of Pre-emption

(a) If Party A or Party B desires to sell its all or part of Shares (“the Sale Shares”), the other Party shall have the right to purchase the Sale Shares under the same terms and at the same price.

(b) Each of Party A and Party B undertakes that each Party shall inform the other Party at least 10 working days prior to the sale of Sale Shares; and the other Party shall, within 10 working days, reply on whether to exercise the right of pre-emption or not. If the other Party does not reply within the above period, such right shall be deemed as waived.

6.3 Information Right

(a) Party A shall have the right to inspect the financial records, documents and other materials of the Company as a shareholder provided under the Company Law of the People’s Republic of China. Besides, the Company shall provide all shareholders with the following materials and documents:

(1) within 30 days after the end of every quarter, a consolidated quarterly financial statement;

(2) within 90 days after the end of every fiscal year, an annual financial statement audited by the accounting firm;

(3) 45 days prior to the end of every fiscal year, a unified budget for the next fiscal year;

(4) Any documents and statements submitted to other shareholders.

(b) If Party A has any queries on any information, it shall have the right to, upon the notification to the Company in a reasonable manner, inspect all financial materials of the Company to understand the financial operation condition of the Company. In addition to the annul audit, Party A shall have the right to engage an accounting form to conduct an audit on the Company. The Company shall assist with Party A to exercise the right hereunder.

7. Company Governance

7.1 Board of Shareholders

The Company shall establish a shareholders meeting which is consisted of all Parties. The shareholders meeting shall be convened and voted in accordance with the relevant Laws and the Articles of Association of the Company.

7.2 Executive Director

The Company shall appoint one (1) executive director who is served by the executive director.

7.3 Protective Provisions

In the condition that Party A holds more than 50% of the Shares of the Company, without the written consent of Party A, Party B shall not make or cause to make the Company, directly or indirectly, perform any of the following:

(1) merge, division, liquidation, dissolution or to discontinuation of the operation of business in any form;

(2) modify the Articles of Association of the Company, increase or reduce the registered capital, change the organizational form or the Principal Business;

(3) any form of transfer, lease, trust or contracting management in relation to the Company’s equity interests or Principal Business;

(4) the distribution of dividend, formulation, approval or implementation of any share incentive plan, share repurchase, share redemption, etc.;

(5) approval of any follow-up financing plan of the Company;

(6) review and approval of any listing plan, including time, place, price of listing, agency and etc.;

(7) approval of any equity investment in other entities in an amount of more than RMB 2,000,000;

(8) guaranty in any form;

(9) any Related Party Transaction except transactions with Party A;

(10) other substantial matters recognized by the Parties.

8. Dissolution, Liquidation and Termination of the Company

8.1 Upon the occurrence of any of the following events, the Company, with the approval of the shareholders, may be dissolved;

(1) The operation terms expires;

(2) A resolution of dissolution is approved by the board of shareholders;

(3) Dissolution as a result of merger or division of the Company;

(4) The business license is cancelled or revoked or the Company is ordered to be shut down according to Laws;

(5) Being unable to continue the business due to force majeure;

(6) Exceptional hardship in the operation and management of the Company, which results in the great loss to the shareholders and cannot be solved through other manners.

8.2 If the Company dissolves due to the Clause (1), (2), (4), (5), (6) of the Section 8.1 above, the shareholder shall constitute a liquidation committee and begin to liquidate within 15 days upon the dissolution. The remaining property after the liquidation available for distribution shall be allocated among the Parties on a pro-rata basis.

9. Non-disclosure

9.1 All Parties of this Agreement shall undertake obligation of non-disclosure for the execution and performance of this Agreement. Without prior written consent of the other Party, neither Party shall disclose the confidential information to any third party, nor use it for any purpose other than the capital increase of the Company provided under this Agreement. This section shall survive the termination and expiry of this Agreement.

9.2 Notwithstanding anything to the contrary herein, upon notification to the other Party within reasonable period, each Party shall have the right to:

(1) disclose to governmental authorities or correspondent banks according to Laws or requirements of internal operation procedures; and

(2) disclose to employees, lawyers, accountants and other counsels, provided that such disclosed party shall undertake non-disclosure obligations under the same requirements as the Parties.

10. Modification and Termination of the Agreement

10.1 Unless otherwise agreed, this Agreement shall not be modified or terminated without mutual written agreement by the Parties.

10.2 If any Party materially breaches any provision under this Agreement and results in failing to achieve the target of this Agreement, the other Party may, with prior notice in writing, unilaterally terminate this Agreement.

11. Liabilities for Breach of the Agreement

11.1 Any Party’s violation of the provisions of this Agreement and failure to timely perform any obligation under this Agreement shall constitute a breach of the Agreement.

11.2 If any Party violates the agreements, representations or warranties under this Agreement and therefore cause damage to the other Party, such party shall be liable for such damage to the non-defaulting party. The liability for damage shall include all direct and indirect damages and expense arising out of the claim of such damages.

12. Applicable Law and Dispute Resolution

12.1 The construction, validity, interpretation, performance and dispute resolution arising out of this Agreement shall be governed by laws, decrees, regulations and stipulations of People’s Republic of China.

12.2 Any relevant dispute and request in connection with the validity, interpretation, performance and termination of this Agreement shall be resolved through friendly negotiation. Each Party shall negotiate with the other Party immediately after receiving the written request of the other Party. If an agreement cannot be reached within 30 days, the dispute shall be submitted to Guangzhou Arbitration Committee for arbitration and the arbitration rules in force at that time shall apply.

12.3 The arbitral award made by the Arbitration Committee shall be final and binding upon the Parties; the court with jurisdiction of the arbitral award of related party or court where the assets of related parties of the arbitral award is in has the right to enforce the arbitral award according to law. The losing Party shall bear the arbitration cost and lawyer fee of the other Party, unless otherwise stipulated in the arbitral award.

12.4 The Parties shall cooperate with the other party to fully disclose all information and documents of the other party as required and supply the full approach to get the above mentioned information and documents. But it shall not affect their obligations of non-disclosure.

12.5 The arbitral clause shall be without prejudice to any Party’s right to apply to the court for preservative measures.

12.6 During the process of dispute resolution, except the part of dispute, other part of this Agreement shall remain in full force and shall be complied with and performed.

13. Notification

13.1 Any notification given by each Party of this Agreement shall be in writing, and sent by designated person, e-mail or pre-paid registered mail; if the notification is sent to the receivers at the following addresses or e-mail address, it shall be deemed as a delivered notification:

Name	Address	E-mail
Guangzhou Jiubang Digital Technology Co., Ltd.	Floor 17, Floor 16 Tower A, China International Center, No. 33 Zhongshan San Road, Yuexiu District, GuangZhou (post code: 510055)	dengyuqiang@sungymobile.com

Ying Ming Chang	Floor 17 Tower A, China International Center, No. 33 Zhongshan San Road, Yuexiu District, GuangZhou (post code: 510055)	bowenchang@sungymobile.com

Guangzhou Jiucai Information Technology Co., Ltd.	Room 1601, Tower A, China International Center, No. 33 Zhongshan San Road, Yuexiu District, GuangZhou

13.2 The notification sent via e-mail shall be deemed as being received as soon as it is sent. The notification sent via pre-paid registered mail shall be deemed as being received 48 hours after it is sent.

14. Supplementary Provisions

14.1 This Agreement shall take effect upon signing of the Parties and replace all prior agreements, proposals and memorandums, written or oral, in respect of the subject matter hereof.

14.2 This Agreement is made in triplicate with each parties holding one copy, and each copy shall have same legal effect.

14.3 The Parties agree that the shareholder’s rights, company governance and other relevant content of this Agreement shall have the same legal effect with the Articles of Associations and other organizational documents of the Company. If there are discrepancies among this Agreement, the Articles of Association and other organizational documents of the Company, unless otherwise provided that the other document has a higher effect, this Agreement shall prevail. Any Shareholder of the Company may at any time suggest adding the terms of this Agreement into (or modifying) the Articles of Association of the Company, and the other Shareholders shall vote for such suggestion in the shareholders meeting.

14.4 Any failure or deferral of exercise of the right under this Agreement does not waive any right hereunder. Any waiver of any provision of this Agreement shall not be deemed as a waiver of other provisions of this Agreement.

14.5 If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated in any way and the invalid provision shall be modified and shall apply without violating the purpose of this Agreement.

[Signature Page Follows]

All parties of this Agreement has signed and delivered this Agreement on the date specified on the first page.

Party A: Guangzhou Jiubang Digital Technology Co., Ltd.

Legal representative (or authorized representative):	/s/ Yuqiang Deng

Seal: /seal/

Party B: Yingming Chang

Signature:	/s/ Yingming Chang

Company: Guangzhou Jiucai Information Technology Co., Ltd.

Legal representative (or authorized representative):	/s/ Yingming Chang

Seal: /seal/

Date: November 28, 2014

Appendix I

Intellectual Property List

1. Software Copyright

Software Name	Abbreviation of Software	Version Number	Certificate Number	Copyright Owner	Register Number	Date of Record
Lottery Purchase software for 3G Mobile Phone	3G Goucaitong	V2.0	RZD ZI No. 0282710	Jiubang Digital	2011SR019036	Apr. 9, 2011

Lottery Purchase software for 3G Portal	Goucaitong Software	V2.2	RZD ZI No. 0651822	Jiubang Digital	2013SR146060	Dec. 14, 2013

1.	Trademark Right

Trademark Name	Type of Application	Application Number	Applicant	Trademark Acceptance	Legal Status
3G Portal Lottery	42	13519215	Jiubang Digital	Nov. 11, 2013	Under review